Stellar Biotechnologies Launches KLH Site™

First Informational Website Dedicated to Keyhole Limpet Hemocyanin (KLH)

PORT HUENEME, CA, (April 25, 2012) -- Stellar Biotechnologies, Inc. ("Stellar") (TSX-V: KLH) (PINKSHEETS: SBOTF) (Frankfurt: RBT) announced today the launch of KLH Site™ at www.klhsite.com, the first website dedicated to scientific and clinical information on the use of Keyhole Limpet Hemocyanin (KLH) protein.

KLH Site™ is a knowledge base that provides KLH information from around the world, in one convenient place.  KLH site™ offers links to biomedical literature and clinical studies, news of KLH-enhanced vaccine development, and useful information on KLH biochemistry and manufacture.

The website centralizes access to the wide-ranging, publicly-available clinical and scientific information that exists on the use of KLH.  KLH Site™ will be continuously refreshed with new content as references, research and news become available.

KLH Site™ is sponsored by Stellar Biotechnologies, the world leader in sustainable manufacture of KLH protein.  The website targets professionals in immunology, immunotoxicology and vaccine drug development who use KLH as an antigen to assess immune function or as a carrier molecule in therapeutic vaccines.

“KLH is so integral to immunology that the amount of information on its use is vast and growing rapidly,” said Frank Oakes, CEO and President of Stellar Biotechnologies. “We created KLH Site™ not only as a convenience to medical and science professionals, but also to assist in identifying trends and data across extensive and diverse KLH-related work.”

Visit KLH Site™ at www.klhsite.com.

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (TSX-V: KLH) (U.S. OTC: SBOTF) (Frankfort: RBT) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. Potent, yet proven safe in humans, KLH operates as both a vital component for conjugate vaccines (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMP-grade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news_releases/

Contacts:

Darrell Brookstein, Executive VP, Corporate Development & Finance

dbrookstein@stellarbiotech.com

Frank Oakes, Chairman

foakes@stellarbiotech.com

Main +1 (805) 488-2800

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of these releases.